RECEIVED

2007 JUL 10 A 9:[illegible]

SUPPL

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	30470
Company name in full	COBHAM PLC

07025064

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	06	2007			

Class of shares (ordinary or preference etc)	Ordinary 2.5p, £		
Number allotted	92,540		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Dlw 7/10

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

File No. 8234923

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Rood Nominees Ltd (Crest participant DT01/Crest member account CFIN) Address: 20 Fenchurch Street, London, England UK Postcode: EC3P 3DB	Ordinary 2.5p, £	92,540
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20.06.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr John Pope, Company Secretary, Cobham plc, Brook Road,
Wimborne, Dorset BH21 2BJ
Tel 01202 882020
DX number DX exchange

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	09:30 20-Jun-07
Number	6800Y

RNS Number:6800Y
Cobham PLC
20 June 2007

Cobham plc announces that an application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 800,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme (1994).

This information is provided by RNS
The company news service from the London Stock Exchange

END

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Le Bourget, Paris
on 20th June 2007

Present: A E Cook - Chairman
W G Tucker

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A") and Unapproved ("U")]

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
16.06.04	R Soderstrom	20.06.07	21,350 ("A")	£29,989.49
"	"	"	71,190 ("U")	£99,997.75

It was resolved that a total of 92,540 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
R Soderstrom	92,540	£1.37966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 92,540 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

END